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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Genworth Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Martingale Road
(No. and Street)

Schaumburg (City) | IL (State) | 60173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie Turner | 804-281-6171 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 2000 (Address) | Richmond (City) | VA (State) | 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/10

OATH OR AFFIRMATION

I, Enrique M. Vasquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genworth Financial Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Subscribed and sworn to before me this 22ND day of February, 2010

Notary Public


OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/16/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Genworth Financial Securities Corporation:

We have audited the accompanying statement of financial condition of Genworth Financial Securities Corporation (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Genworth Financial Securities Corporation as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

KPMG LLP

February 25, 2010

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2009

(Dollar amounts in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	13,343
Securities owned at fair value		923
Goodwill		10,691
Commission receivables		2,610
Deferred tax assets		213
Receivable from affiliates		51
Other receivables		376
Total assets	$	28,207
Liabilities and Shareholder's Interest		
Liabilities:		
Commissions payable	$	2,152
Payable to affiliates		230
Current income tax payable to affiliate		792
Deferred compensation payable		1,278
Other liabilities		257
Total liabilities		4,709
Commitments and contingencies		
Shareholder's interest:		
Common stock (no par value. Authorized 1,000 shares; issued and outstanding 100 shares)		8
Additional paid-in capital		9,841
Retained earnings		13,649
Total shareholder's interest		23,498
Total liabilities and shareholder's interest	$	28,207

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Genworth Financial Securities Corporation (the Company), an Illinois corporation, was incorporated on March 31, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. On May 17, 2005, the Company changed its name from Terra Securities Corporation. The Company is one of two wholly owned subsidiaries of Genworth Financial Investment Services, Inc. (GFIS). GFIS is a direct wholly owned subsidiary of Genworth North America Corporation (GNA), which is a direct wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

Genworth Financial Advisers Corporation (GFAC) is the other wholly owned subsidiary of GFIS. GFAC's Portfolio Advisory Services program offers four portfolio investment options for the Company's nonqualified deferred compensation plan.

The Company is an introducing broker/dealer. According to the Securities and Exchange Commission's rules and regulations, an introducing broker/dealer is a firm that receives customer securities for immediate delivery to a clearing firm. The clearing firm holds customer accounts and clears securities brokerage transactions on a fully disclosed basis.

(b) Revenues and Expenses

The Company sells a broad range of securities and insurance products, including mutual funds and variable annuities from several vendors, to retail customers through registered representatives. Commission income from vendors, and expenses to registered representatives, related to the sale of these products are recorded on a trade-date basis. In addition, the Company pays a management fee to GFIS for administrative services such as marketing, advertising, personnel support, and facility expenses, which are allocated to GFIS's two subsidiaries in proportion to each company's number of representatives.

The Company derives a portion of its revenues from sales of securities and insurance products issued by affiliated parties. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2009.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Securities Owned

The Company holds mutual fund investments as trading securities, which are valued at fair value.

(Continued)

(e) ***Liabilities Subordinated to Claims of General Creditors***

The Company did not carry liabilities subordinated to claims of general creditors during the year ending December 31, 2009 and, therefore, has not included a statement of changes for such activities.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates. Subsequent events have been considered for disclosure through the filing date and there were no material subsequent events.

(g) ***Income Taxes***

The Company currently is included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 17 combined/unitary state income tax returns of Genworth and files separate state income tax returns in 22 states. The Company calculates its state income tax at a rate based on its separate state return filings and its portion of the combined/unitary state return. For 2009, the Company had a blended current state income tax rate of 3.25%.

Deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(h) ***Deferred Compensation Payable***

Deferred compensation payable represents commissions deferred by registered representatives under a nonqualified deferred compensation plan, plus a return earned by the money market account and/or return earned by one of the four portfolios offered by GFAC's Portfolio Advisory Services program. Each of the four portfolios has different investment objectives as follows: Aggressive Growth, Growth, Growth and Income, and Income and Growth. There were no Company contributions to the deferred compensation plan in 2009.

(i) ***Goodwill***

Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When available and as appropriate, the Company uses

(Continued)

(Dollar amounts in thousands)

comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal. There was no charge to operations for any impaired goodwill in 2009.

(j) ***Error Corrections Related to Prior Periods***

In 2009, the Company reduced commissions from nonaffiliated product sales by $1,200 pretax ($771 after tax). These commissions were received from a partner fund company for the years 2005 to 2008. However, these commissions should have been paid to an affiliate not the Company. The correction was made between the Company and the affiliate in 2009 for these prior periods. No restatement of prior periods was deemed necessary as the correction was not deemed material to the financial statements or net capital of the Company in the current or prior years.

(k) ***Application of Accounting Pronouncements***

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

On July 1, 2009, the Company adopted new accounting guidance related to the codification of accounting standards and the hierarchy of U.S. GAAP established by the Financial Accounting Standards Board (the "FASB"). This accounting guidance established two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the "Codification") is the source of authoritative, nongovernmental U.S. GAAP, except for rules and interpretive releases of the SEC, which are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is nonauthoritative. The adoption of this new accounting guidance did not have a material impact on the Company's financial statements.

Subsequent Events

On June 30, 2009, the Company adopted new accounting guidance related to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting guidance required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of this new accounting guidance did not have a material impact on the Company's financial statements.

(2) Securities Owned

We have securities owned that are recorded at fair value on a recurring basis with all changes in fair value included in earnings. Securities owned represent mutual fund investments and are classified as Level 1 measurements, they are summarized below.

Bonds	$	332
Equity		591
Total securities owned	$	923

(Continued)

(Dollar amounts in thousands)

(3) Income Taxes

The total federal and state income tax expense for the year ended December 31, 2009 consisted of the following components:

Current federal income tax benefit	$	(168)
Deferred federal income tax expense		626
Subtotal – federal expense		458
Current state income tax expense		37
Deferred state income tax expense		30
Subtotal – state expense		67
Total federal and state income tax expense	$	525

The following reconciles the federal statutory tax rate to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	35.0%
State income tax, net of federal benefit	2.2
Other, including prior year adjustments	(11.3)
Total federal and state income tax expense	25.9%

The current federal income tax benefit is primarily the result of a reversal of temporary differences related to deferred compensation. The deferred income tax provision results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The net deferred tax asset at December 31, 2009 is $213 related to a deferred tax asset on deferred compensation of $447, investments of $473, a net operating loss of $78, and a state deferred tax asset of $12 (net of valuation allowance of $16), and other items of $48, offset by deferred tax liabilities on goodwill of $845. Based on an analysis of the Company's tax position, no valuation allowance for the remaining deferred tax assets was deemed necessary as of December 31, 2009.

As of January 1, 2009 and December 31, 2009 the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2009 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. federal income tax returns (included in the Genworth consolidated returns) and various state, local and foreign income tax returns. With few exceptions, the Company is no longer subject to U.S. federal or foreign income tax examinations for years prior to 2003. Potential state and local

(Continued)

(Dollar amounts in thousands)

examinations for those years are generally restricted to results that are based on closed U.S. federal examinations. The Internal Revenue Service ("IRS") is currently reviewing the U.S. income tax returns for the 2007 and 2008 tax years. The 2004 – 2006 examination of Genworth nonlife companies has concluded with all issues agreed upon. Such years are still open to the extent of carry back adjustments. The Company and other members of the Genworth consolidated return were previously subsidiaries of General Electric Corporation ("GE"), until an initial public offering ("IPO") of Genworth common stock was completed in 2004. For those companies that filed consolidated returns with GE, in 2003 and 2004 before the IPO (which included the pre-IPO related transactions), the portion of the GE consolidated return allocated to such companies is still subject to IRS examination.

(4) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(5) Related-Party Transactions

During 2009, the Company incurred expenses of $13,574, to affiliated companies for marketing, administrative, and general office support. These expenses are allocated from GFIS on a pro rata basis.

The Company earned revenue of $3,153 for commissions from affiliate product sales and incurred expenses of $2,673 in commissions for affiliate product sales in 2009.

The Company paid a dividend to GFIS in the amount of $2,500 in 2009.

(6) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $11,196 which was $10,882 in excess of its required minimum net capital of $314. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

Schedule 1

GENWORTH FINANCIAL SECURITIES CORPORATION

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	23,498
Deduction of nonallowable assets:		
Goodwill and other intangible assets		(10,691)
Commission and other receivables		(970)
Receivable from affiliate		(51)
Deferred tax asset		(213)
Haircut on securities		(377)
Net capital		11,196
Total aggregate indebtedness		4,709
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		314
Minimum net capital requirements of the Company		50
Net capital requirement		314
Excess net capital – net capital less net capital requirement	$	10,882
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	10,725
Ratio Aggregate indebtedness to net capital		0.42 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2009

		Total shareholder's interest	Total nonallowable assets	Total aggregate indebtedness	Net capital
As reported in the Company's Part II (unaudited) Focus Report filed January 27, 2010	$	23,385	12,310	5,207	10,698
Tax adjustments		113	(385)	(498)	498
	$	23,498	11,925	4,709	11,196

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

The Board of Directors
Genworth Financial Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Genworth Financial Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Genworth Financial Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Genworth Financial Securities Corporation's management is responsible for the Genworth Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting general ledger detail schedules and working papers noting no differences with the exception of an understatement of line 2c(9)(ii) of $8,033 resulting in an overstatement of line 2e of $20; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related general ledger detail schedules supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027082 FINRA DEC
GENWORTH FINANCIAL SECURITIES CORPORATION 14*14
200 N MARTINGALE RD 2ND FL
SCHAUMBURG IL 60173-2040

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 12,803.23

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (4,483.87)

______________ Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) 8,169.36

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,169.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,169.36

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Genworth Financial Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2010.

Manager of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31st, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 46,769,282
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	46,769,282
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	41,140,739
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	216,159
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 291,094	
Enter the greater of line (i) or (ii)	291,094
Total deductions	41,647,992
2d. SIPC Net Operating Revenues	$ 5,121,290
2e. General Assessment @ .0025	$ 12,803.23

(to page 1 but not less than $150 minimum)


KPMG

GENWORTH FINANCIAL SECURITIES CORPORATION

Statement of Financial Condition and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)